Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175064

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 7, 2011)

GCI, INC.

$325,000,000

EXCHANGE OFFER FOR

6 3/4% Senior Notes due 2021

The following information supplements and should be read in conjunction with the Prospectus dated July 7, 2011 concerning GCI’s offer to exchange an aggregate principal amount of up to $325,000,000 of its new 6 3/4% Senior Notes Due 2021 (the “New Notes”) for a like amount of its old 6 3/4% Senior Notes Due 2021 issued in a private offering on May 20, 2011 (the “Old Notes”). This Supplement includes information about recent developments affecting GCI. As described in this Supplement, the exchange offer was extended until 12:00 midnight, New York City Time, on August 12, 2011 to provide holders of the Old Notes with an opportunity to review the information in this Supplement concerning the recent developments affecting GCI. Terms used but not defined in this supplement have the meanings given to those terms in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus, as supplemented by this Supplement, is truthful or complete. Any representation to the contrary is a criminal offense.

Some of the statements in this Supplement and elsewhere in the Prospectus constitute forward-looking statements. For additional information regarding these forward-looking statements, see “Cautionary Statement Regarding Forward-Looking Statements” on page 26 of the Prospectus.

Except for the extension of the exchange offer as described herein, the terms of the exchange offer remain as described in the Prospectus. You will continue to have the right to withdraw tenders of Old Notes at any time prior to the expiration of the exchange offer.

This date of this Supplement is August 8, 2011.

Recent Developments

James M. Schneider resigned from his position on the Audit Committee of the Board of Directors of General Communication, Inc. effective as of August 8, 2011.  Mr. Schneider resigned as a result of the Securities and Exchange Commission’s interpretation of Mr. Schneider’s obligations under the settlement of the civil action filed by the Securities and Exchange Commission against Mr. Schneider and the other current and former officers of Dell Inc.  Mr. Schneider did not resign from the Audit Committee as a result of any disagreement with the Audit Committee on any matter relating to General Communication, Inc.’s operations, policies or practices.  Mr. Schneider will remain a member of the Board of Directors of General Communication, Inc. following his resignation from the Audit Committee.

On August 8, 2011, the Board of Directors of General Communication, Inc. appointed Scott M. Fisher, a current independent director of General Communication, Inc., to serve on the Audit Committee effective upon the Board of Director’s acceptance of the resignation of Mr. Schneider.  The Board of Directors has determined that Mr. Fisher meets the requirements to serve on the Audit Committee, as set forth in NASDAQ Listing Rule 5605(c)(2)(A). At the meeting the Board of Directors also appointed Stephen R. Mooney, a current member of the Audit Committee, as chair of the Audit Committee.

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Mr. Fisher was appointed to the Board of Directors in December 2005.  He has, since 1998, been a partner of Fisher Capital Partners, Ltd., a private equity and real estate investment company located in Denver, Colorado.  Prior to that from June 1990 to April 1998, he was Vice President at The Bank of New York and BNY Capital Resources Corporation, an affiliate of The Bank of New York, where he worked in the corporate lending and commercial leasing departments. His present term as director expires in 2013.

Expiration Date

The exchange offer will expire at 12:00 midnight, New York City time, on August 12, 2011, or such later date and time to which we extend the exchange offer. We will not extend the expiration date beyond 45 days from the date of the Prospectus.

Exchange Agent

We appointed Union Bank, N.A. as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this Prospectus or of the letter of transmittal, and requests for notices of guaranteed delivery to the exchange agent at the address and phone number as follows:

By Facsimile:	By Registered or Certified Mail, Hand or Overnight Delivery:

(213) 972-5695 Attention: Josefina Benavides, Corporate Trust Department Confirm by Telephone: (213) 972-5679	Union Bank, N.A. Corporate Trust Department 120 South San Pedro Street, 4th Floor Los Angeles, CA 90012 Attention: Josefina Benavides

If you deliver letters of transmittal and any other required documents to an address or facsimile number other than those listed above, your tender is invalid.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus. You must not rely on any unauthorized information or representatives. This Prospectus does not offer to sell or ask for offers to buy any of the securities other than those to which this Prospectus relates and it does not constitute an offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information contained in this Prospectus is current only as of its date.

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